UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

CEA Industries Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86887P309

(CUSIP Number)

111 Equity Group LLC

Rochel M. Kassirer

Chaim Herzog

ADDRESS:

c/o 111 Equity Group LLC

1 Battery Park Plaza, Suite 3100

New York, NY 10004

TELEPHONE: (212) 620-0099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86887P101	13D

1	NAMES OF REPORTING PERSONS 111 Equity Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,308 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,308 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,308 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This this Statement on Schedule 13D (“Schedule 13D”) is filed by 111 Equity Group LLC (“111 Equity Group”), Rochel M. Kassirer (“Kassirer”), and Chaim Herzog (“Herzog”) (111 Equity Group, Kassirer and Herzog are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The share numbers reported in this Schedule 13D have been adjusted to give effect to the 1-for-12 reverse stock split of the Issuer’s Common Stock described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2024 (the “Reverse Stock Split”).

(3)

This percentage set forth on the cover sheets is calculated based on a total of 684,394 shares of the Issuer’s Common Stock outstanding as of May 14, 2024, which represents the 8,212,737 shares of the Issuer’s Common Stock outstanding as of May 14, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, divided by 12 to give effect to the Reverse Stock Split.

CUSIP No. 86887P101	13D

1	NAMES OF REPORTING PERSONS Rochel M. Kassirer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,308 (2) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,308 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,308 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The share numbers reported in this Schedule 13D have been adjusted to give effect to the Reverse Stock Split.
(3)

Consists of 61,308 shares of Common Stock held directly by 111 Equity Group. 111 Equity Group is controlled by Kassirer and Herzog. Accordingly, Kassirer may be deemed to be a beneficial owner of the shares held by 111 Equity Group.

(4)

This percentage set forth on the cover sheets is calculated based on a total of 684,394 shares of the Issuer’s Common Stock outstanding as of May 14, 2024, which represents the 8,212,737 shares of the Issuer’s Common Stock outstanding as of May 14, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, divided by 12 to give effect to the Reverse Stock Split.

CUSIP No. 86887P101	13D

1	NAMES OF REPORTING PERSONS Chaim Herzog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,308 (2) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,308 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,308 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The share numbers reported in this Schedule 13D have been adjusted to give effect to the Reverse Stock Split.
(3)

Consists of 61,308 shares of Common Stock held directly by 111 Equity Group. 111 Equity Group is controlled by Kassirer and Herzog. Accordingly, Herzog may be deemed to be a beneficial owner of the shares held by 111 Equity Group.

(4)

This percentage set forth on the cover sheets is calculated based on a total of 684,394 shares of the Issuer’s Common Stock outstanding as of May 14, 2024, which represents the 8,212,737 shares of the Issuer’s Common Stock outstanding as of May 14, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, divided by 12 to give effect to the Reverse Stock Split.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates are the shares of common stock, $0.00001 par value (the “Common Stock”) of CEA Industries Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 385 S. Pierce Ave, Suite C, Louisville, CO 80027.

Item 2.	Identity and Background

(a) This this Schedule 13D is filed by 111 Equity Group LLC (“111 Equity Group”), Rochel M. Kassirer (“Kassirer”), and Chaim Herzog (“Herzog”) (111 Equity Group, Kassirer and Herzog are herein collectively referred to as the “Reporting Persons”).

(b) The address of the principal place of business of each of the Reporting Persons is c/o 111 Equity Group LLC, 1 Battery Park Plaza, Suite 3100, New York, NY 10004.

(c) The principal business of 111 Equity Group is investing in securities. The principal occupation of Kassirer is serving as a member of 111 Equity Group. The principal occupation of Herzog is serving as a member and as manager of 111 Equity Group.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) 111 Equity Group is a limited liability company. Kassirer and Herzog are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment costs (including commissions, if any) of the Common Stock referenced in Items 5 and 6 directly owned by 111 Equity Group is approximately $3,687. The source of funding for such transactions was derived from the capital of 111 Equity Group.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Stock described herein for investment purposes with the aim of increasing the value of their investments in the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions on such terms and at such times as each may decide. In addition, depending upon the factors referred to herein, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons may also engage, from time to time, in ordinary course transactions with financial institutions with respect to the securities described herein.

The Reporting Persons have engaged and intend to continue to engage in discussions with certain members of the Issuer’s board of directors and management team regarding the Issuer’s business, operations, financial condition, strategic plans, potential strategic transactions, governance, performance, and potential avenues to enhance stockholder value, as well as other matters related to the Issuer, and have engaged and may continue to engage in an exchange of ideas and views with other stockholders, industry analysts and other interested parties with respect to the foregoing.

The Reporting Persons have determined to consider, evaluate and discuss with the Issuer and other stockholders, industry analysts and other interested parties one or more potential transactions which may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, including, but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions. The Reporting Persons do not intend to amend this Schedule 13D in relation to such discussions and evaluation unless and until an agreement has been reached, except if facts and circumstances otherwise require the Reporting Persons to do so.

The Reporting Persons retain the right to change their investment intent at any time and there is no assurance the Reporting Persons will continue discussion or evaluation of any transactions or that any transaction will be pursued and, if pursued, will be consummated. Moreover, any actions described in this Item 4 that the Reporting Persons might undertake may be made at any time and from time to time and such determinations will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; and other future developments affecting the Issuer.

Other than as described in this Item 4 above, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interests in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons, together, beneficially owned 61,308 shares of the Issuer’s Common Stock (the “Subject Shares”), representing approximately 9.0% of the shares of the Issuer’s Common Stock, calculated based on a total of 684,394 shares of the Issuer’s Common Stock outstanding as of May 14, 2024, which represents the 8,212,737 shares of the Issuer’s Common Stock outstanding as of May 14, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, divided by 12 to give effect to the Reverse Stock Split. The share numbers reported in this Schedule 13D have been adjusted to give effect to the Reverse Stock Split.

(b) 111 Equity Group directly holds, and has sole voting power with respect to, the Subject Shares. 111 Equity Group is controlled by Kassirer and Herzog. Accordingly, Herzog may be deemed to be a beneficial owner of, and have shared voting power over, the Subject Shares.

(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons entered in a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference herein.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons

Exhibit 99.2 Trading Data

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2024

/s/ Rochel M. Kassirer
Rochel M. Kassirer

/s/ Chaim Herzog
Chaim Herzog

111 EQUITY GROUP LLC

/s/ Chaim Herzog
BY:	Chaim Herzog
ITS:	Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)